ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549


06040685

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2006
WASH. D.C.
156
SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2005.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from _____________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

EXHIBIT INDEX

Exhibit Number	Description	Location
23-1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Attached

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(k) Savings Plan

Date: June 23, 2006

By: 

Roxanne V. Horning
Secretary, Gannett Benefit Plans Committee

Exhibit 23-1

Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 33-35305 and 333-61859) pertaining to The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") of our report dated June 23, 2006, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

McLean, Virginia
June 23, 2006

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2005

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
INDEX TO REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2005 AND 2004

All other schedules are not required or applicable.

Report of Ernst & Young LLP,
Independent Registered Public Accounting Firm

Plan Administrator
The Gannett 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years the ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



McLean, Virginia
June 23, 2006

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
Assets		
Investments:		
At fair value:		
Gannett Co., Inc. common stock	$ 220,536,097	$ 321,193,256
Other investments	854,470,764	753,410,088
	1,075,006,861	1,074,603,344
At contract value:		
Insurance contracts	236,882,438	214,434,499
Total investments	1,311,889,299	1,289,037,843
Receivables:		
Employer contributions	485,890	541,193
Employee contributions	1,435,870	1,430,985
Interest and dividends	2,482,870	2,109,562
Due from broker	381,948	849,003
Total receivables	4,786,578	4,930,743
Total assets	1,316,675,877	1,293,968,586
Liabilities		
Other payables	277,719	500,117
Cash overdraft	62,140	18,930
Total liabilities	339,859	519,047
Net assets available for benefits	$1,316,336,018	$1,293,449,539

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2005
Contributions:	
Employer, net	$ 32,232,659
Employee	123,916,522
Total contributions	156,149,181
Investment income:	
Interest and dividends	29,061,706
Net depreciation in investments	(40,176,843)
Net investment loss	(11,115,137)
Net additions	145,034,044
Benefits paid to participants	120,885,063
Administrative expenses	1,414,764
Total deductions	122,299,827
Net increase prior to transfers from other plans	22,734,217
Transfers from other plans	152,262
Net increase	22,886,479
Net assets available for benefits:	
Beginning of year	1,293,449,539
End of year	$1,316,336,018

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan on their date of hire. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets

The Plan assets are held under a trust agreement (The Trust) with Mellon Trust of New England N.A. (the Trustee), which is a subsidiary of Mellon Financial Corporation. Hewitt Associates LLC performs recordkeeping services for the Plan. Harrisdirect is the broker/dealer and holder of assets purchased through participant accounts in the brokerage window. The Gannett Benefit Plans Committee serves as the plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. Since March 1, 2002, all Plan participants, regardless of age or years of participation, can transfer all or part of their employer match in Gannett stock to one or more of the other investment options. Prior to March 1, 2002, all investments of employer contributions had to remain in Gannett stock until a participant reached age 55 and had at least 10 years of "active" participation in the Plan.

Upon termination of an employee with vested benefits, employer contributions are paid out in cash or in Gannett stock, at the participant's election. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten core investment funds which include one privately managed fund, eight registered investment company mutual funds and Gannett Co., Inc. common stock. The Plan also offers three premixed portfolios composed of four core investment funds. These premixed funds are tailored for the conservative, moderate and aggressive investor. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 9,500 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants generally become fully vested in the Company's matching contribution after 3 years of service. Forfeitures are applied against future employer contributions. The amount of forfeitures applied to employer contributions was $694,551 and $482,562 for the years ended December 31, 2005 and 2004, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Upon retirement, participants may elect to receive either a lump sum payment or installment payments. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

Contributions

Since April 23, 2002, a participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 20 percent of compensation for a payroll period. Prior to April 23, 2002, such contributions were limited to 15 percent of compensation. Additionally an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 50 percent of the first 6 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations. Allocations are determined based on participant earnings.

Gannett funded the employer match in Gannett common stock through a leveraged ESOP for 13 years. The leveraged ESOP expired at the end of June 2003. Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. From July 1, 2003 through December 31, 2005 the employer match was funded through open market purchases. In addition, participants in certain operating units receive a cash matching contribution as stipulated in the Plan Document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

Valuation of Investments

Common stocks are valued based on prices quoted by major exchanges. Investments in common collective trusts and mutual funds are valued according to the fair value of the assets held. Insurance contracts are carried at the contract value reported by the insurance company, which approximates fair market value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic investment contracts are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and US Treasury notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. At December 31, 2005 and 2004, the contract value of the synthetic contracts was approximately $70,107,565 and $66,454,960, respectively. The underlying assets' market value was $72,351,096 and $70,595,237, respectively, resulting in a wrapper value of ($2,243,531) and ($4,140,277), respectively, at December 31, 2005 and 2004.

Participant loans are valued at cost, which approximates fair value.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has been determined by the Internal Revenue Service (IRS) to be qualified under Section 401(a) and 4975(e)(7) and exempt from federal income taxes under Section 501(a) of the Internal Revenue Code (IRC). A favorable determination letter was received on May 19, 2003. The Plan has since been amended, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administration believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2005		December 31, 2004	
	Shares	Market Value	Shares	Market Value
Gannett Co., Inc. common stock:				
Participant directed	2,007,244	$121,578,769	1,983,696	$162,067,963
Company match	1,633,768	98,957,328	1,947,678	159,125,293
Fidelity Growth & Income Fund	3,707,261	127,529,790	3,502,905	133,846,000
American Century Ultra Fund	4,120,808	123,995,104	4,526,725	133,538,401
Brandywine Fund	4,414,194	137,237,286	3,965,044	107,769,892
Dodge & Cox Balanced Fund	1,442,100	117,300,382	1,223,327	97,071,020
Vanguard S&P 500 Fund	721,395	82,246,277	651,421	72,118,848
Pimco Total Return Fund	6,347,470	66,648,436	**	**
American Europacific Growth Fund	2,521,322	102,441,296	**	**

**Investments did not exceed 5% of the Plan's net assets available for benefits at December 31, 2004.

A summary of net appreciation (depreciation) during the year ended December 31, 2005 was:

	Year Ended December 31, 2005
Gannett Co., Inc. common stock	$ (81,055,557)
Mutual funds	41,061,049
	(39,994,508)
Less: Investment fees	(182,335)
Net depreciation in investments	$ (40,176,843)

The following investments represent the Plan's holdings in the Fixed Income Fund, which consists of guaranteed investment contracts, and synthetic investment contracts, at contract value at December 31, 2005 and 2004:

Guaranteed Investment Contracts (GIC)	December 31, 2005	December 31, 2004	Stated Rate	Maturity Date
AEGON (Monumental Life)	$10,659,845	$10,190,189	4.61%	3/31/09
AEGON (Monumental Life)	2,774,882	4,278,243	3.70%	9/30/07
AEGON (Monumental Life)	2,728,419	2,646,143	3.11%	3/31/07
Allstate Life Insurance Co.	3,755,186	3,503,952	7.17%	6/30/06
Great West (Canada Life Assurance)	-	4,327,895	7.00%	9/30/05
Great West (Canada Life Assurance)	4,022,478	4,022,478	3.41%	10/02/06
Great West (Canada Life Assurance)	2,684,721	4,027,081	4.12%	10/01/07
Genworth (GE Capital)	2,789,218	2,685,555	3.86%	12/31/07
Genworth (GE Capital)	2,765,672	2,670,083	3.58%	9/30/07
Genworth (GE Capital)	3,084,069	2,953,523	4.42%	3/31/08
Genworth (GE Life & Annuity)	1,043,272	2,401,214	5.97%	3/31/08
Genworth (GE Capital)	6,101,646	-	4.51%	9/30/10
Genworth (GE Capital)	3,021,515	-	4.52%	3/31/11
Hartford Life	1,437,904	1,339,704	7.33%	9/30/07
Hartford Life	2,060,657	-	4.59%	6/30/10
Jackson National	10,310,496	-	4.70%	6/30/10
Jackson National	9,042,040	-	4.98%	6/30/11
John Hancock	-	9,411	2.28%	6/30/05
John Hancock Life	3,469,191	3,267,552	5.84%	9/30/06
John Hancock Life	-	621,672	3.33%	3/01/05
Metropolitan Life	1,837,373	2,565,343	7.25%	9/30/06
Metropolitan Life	3,069,539	3,840,044	6.58%	9/30/07
Metropolitan Life	3,303,194	5,322,753	3.43%	12/31/07
Metropolitan Life	5,399,152	5,245,970	2.92%	3/31/07
Mutual of America	-	3,839,768	4.67%	12/31/05
New York Life	2,059,908	3,476,229	7.74%	3/30/07
Ohio National Life	6,280,361	6,038,808	4.00%	12/31/09
Ohio National Life	2,474,407	2,319,032	6.70%	12/29/06
Ohio National Life	2,785,742	2,682,984	3.83%	12/31/07
Pacific Life	2,072,627	5,238,344	2.77%	9/30/06
Pacific Life	9,155,133	-	4.30%	9/30/10
Pacific Life	6,100,510	-	4.48%	12/31/10
Principal Life Insurance	2,769,507	2,672,529	3.63%	9/30/07
Principal Life Insurance	2,672,242	2,588,628	3.23%	3/31/08
Principal Life Insurance	2,147,094	3,087,800	4.25%	3/31/07
Principal Life Insurance	7,525,015	7,105,829	5.90%	6/30/07
Principal Life Insurance	4,029,325	-	4.81%	12/31/10
Protective Life	1,261,046	1,168,285	7.94%	12/29/06
Protective Life	849,817	2,816,364	3.49%	9/29/06
Protective Life	2,075,906	4,086,801	3.25%	3/31/06
MBIA (Pruco Life)	3,032,746	2,881,469	5.25%	9/30/07
Prudential Insurance Company	8,352,255	8,048,815	3.77%	6/30/09
ING (Security Life of Denver)	3,145,302	3,043,437	3.16%	6/29/07
ING (Security Life of Denver)	2,787,196	4,261,124	3.51%	12/31/07
ING (Security Life of Denver)	-	1,614,253	5.51%	6/30/05
Sun America Life	-	1,745,544	6.21%	3/31/05
Metropolitan Life (Travelers Insurance)	3,213,795	2,996,546	7.25%	3/31/06
Metropolitan Life (Travelers Insurance)	4,412,331	7,139,695	3.00%	9/30/08
Metropolitan Life (Travelers Insurance)	2,212,139	3,208,450	3.24%	3/31/07
Total GICs	$166,774,873	$147,979,539		

	December 31, 2005	December 31, 2004	Stated Rate	Maturity Date
Guaranteed Investment Contracts – Synthetic				
Bank of America				
Wrapper Contract	$ (1,130,316)	$ (1,817,455)	5.19%	3/31/2010
Underlying Assets				
Cash & Equivalents, pending transactions	-	33,280		
WTC-CIF II Core Bond	27,112,029	26,362,779		
Total	27,112,029	26,396,059		
Total Contract Value	$ 25,981,713	$24,578,604		
JP Morgan Chase				
Wrapper Contract	$ (612,482)	$ (1,242,133)	2.83%	10/14/2012
Underlying Assets				
Cash & cash equivalents	198,707	1,186,249		
Government Bonds	3,186,635	4,740,520		
Agency Bonds	7,530,449	5,798,565		
Asset Backed Securities	833,400	340,903		
Corporate Bond Funds	459,947	290,450		
Mortgage Backed Securities	8,691,604	6,332,185		
Corporate Bonds	4,554,328	5,314,043		
Floating Rate Notes	-	884,465		
Total	25,455,070	24,887,380		
Total Contract Value	$ 24,842,588	$ 23,645,247		
UBS				
Wrapper Contract	$ (500,733)	$ (1,080,689)	5.66%	11/30/2020
Underlying Assets				
Cash & cash equivalents	156,771	654,929		
Government Bonds	5,772,712	4,566,514		
Agency Bonds	9,218,208	8,734,872		
Corporate/Foreign Obligations	4,636,306	5,355,483		
Total	19,783,997	19,311,798		
Total Contract Value	$ 19,283,264	$ 18,231,109		
Total Guaranteed Investment Contracts – Synthetic	$70,107,565	$66,454,960		
Total Insurance Contracts	$236,882,438	$214,434,499		

NOTE 5 - RELATED PARTIES

Gannett Co., Inc. as Plan sponsor is a related party. At December 31, 2005 and 2004, the Plan held an investment of 3,641,012 and 3,931,374 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2005 and 2004 was $220,536,097 and $321,193,256, respectively.

The Plan's self-directed brokerage window account held investments in a money market fund managed by Hewitt Associates. Hewitt Associates is the Plan's record keeper and therefore is a related party.

The Plan's Dreyfus Cash Management Fund is managed by the Dreyfus Corporation, which is a wholly owned subsidiary of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Trust of New England, N.A. (the Trustee).

Certain Plan investments are shares of a mutual fund managed by Mellon Trust of New England N.A. Mellon Trust of New England N.A. is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Mellon Trust of New England N.A. for investment management services for the year ended December 31, 2005.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,316,336,018
Less: Amounts allocated to participant Withdrawals	(1,170,716)
Net assets available for benefits per the Form 5500	$1,315,165,302

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to the Plan's Form 5500:

Benefits paid to participants per the financial statements	$120,885,063
Less: Benefits payable to participants at December 31, 2004	(455,826)
Add: Benefits payable to participants at December 31, 2005	1,170,716
Benefits paid to participants per Form 5500	$121,599,953

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Shares/Par Value	Description	Cost	Current Value
	Common Stock		
3,641,012	Gannett Co., Inc. Common Stock *	$195,588,737	$220,536,097
	Liquidity Fund		
10,558,856	The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund*	$ 10,558,856	$ 10,558,856
	Insurance Contracts		
10,659,845	AEGON (Monumental Life) 4.61%, due 3/31/09	10,659,845	10,659,845
2,774,882	AEGON (Monumental Life) 3.70%, due 9/30/07	2,774,882	2,774,882
2,728,419	AEGON (Monumental Life) 3.11%, due 3/31/07	2,728,419	2,728,419
3,755,186	Allstate Life Insurance Co. 7.17%, due 6/30/06	3,755,186	3,755,186
4,022,478	Great West (Canada Life Assurance) 3.41%, due 10/02/06	4,022,478	4,022,478
2,684,721	Great West (Canada Life Assurance) 4.12%, due 10/01/07	2,684,721	2,684,721
2,789,218	Genworth (GE Capital) 3.86%, due 12/31/07	2,789,218	2,789,218
2,765,672	Genworth (GE Capital) 3.58%, due 9/30/07	2,765,672	2,765,672
3,084,069	Genworth (GE Capital) 4.42%, due 3/31/08	3,084,069	3,084,069
1,043,272	Genworth (GE Life & Annuity) 5.97%, due 3/31/08	1,043,272	1,043,272
6,101,646	Genworth (GE Capital) 4.51%, due 9/30/10	6,101,646	6,101,646
3,021,515	Genworth (GE Capital) 4.52%, due 3/31/11	3,021,515	3,021,515
1,437,904	Hartford Life 7.33%, due 9/30/07	1,437,904	1,437,904
2,060,657	Hartford Life 4.59%, due 6/30/10	2,060,657	2,060,657
10,310,496	Jackson National 4.70%, due 6/30/10	10,310,496	10,310,496
9,042,040	Jackson National 4.98%, due 6/30/11	9,042,040	9,042,040

* Represents a party-in-interest.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Shares/Par Value	Description	Cost	Current Value
3,469,191	John Hancock Life 5.84%, due 9/30/06	3,469,191	3,469,191
1,837,373	Metropolitan Life 7.25%, due 9/30/06	1,837,373	1,837,373
3,069,539	Metropolitan Life 6.58%, due 9/30/07	3,069,539	3,069,539
3,303,194	Metropolitan Life 3.43%, due 12/31/07	3,303,194	3,303,194
5,399,152	Metropolitan Life 2.92%, due 3/31/07	5,399,152	5,399,152
2,059,908	New York Life 7.74%, due 3/30/07	2,059,908	2,059,908
6,280,361	Ohio National Life 4.00%, due 12/31/09	6,280,361	6,280,361
2,474,407	Ohio National Life 6.70%, due 12/29/06	2,474,407	2,474,407
2,785,742	Ohio National Life 3.83%, due 12/31/07	2,785,742	2,785,742
2,072,627	Pacific Life 2.77%, due 9/30/06	2,072,627	2,072,627
9,155,133	Pacific Life 4.30%, due 9/30/10	9,155,133	9,155,133
6,100,510	Pacific Life 4.48%, due 12/31/10	6,100,510	6,100,510
2,769,507	Principal Life Insurance 3.63%, due 9/30/07	2,769,507	2,769,507
2,672,242	Principal Life Insurance 3.23%, due 3/31/08	2,672,242	2,672,242
2,147,094	Principal Life Insurance 4.25%, due 3/31/07	2,147,094	2,147,094
7,525,015	Principal Life Insurance 5.90%, due 6/30/07	7,525,015	7,525,015
4,029,325	Principal Life Insurance 4.81%, due 12/31/10	4,029,325	4,029,325
1,261,046	Protective Life 7.94%, due 12/29/06	1,261,046	1,261,046
849,817	Protective Life 3.49%, due 9/29/06	849,817	849,817
2,075,906	Protective Life 3.25%, due 3/31/06	2,075,906	2,075,906
3,032,746	MBIA (Pruco Life) 5.25%, due 9/30/07	3,032,746	3,032,746
8,352,255	Prudential Insurance 3.77%, due 6/30/09	8,352,255	8,352,255
3,145,302	ING (Security life of Denver) 3.16%, due 6/29/07	3,145,302	3,145,302
2,787,196	ING (Security Life of Denver) 3.51%, due 12/31/07	2,787,196	2,787,196
3,213,795	Metropolitan Life (Travelers Insurance) 7.25%, due 3/31/06	3,213,795	3,213,795

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Shares/Par Value	Description	Cost	Current Value
4,412,331	Metropolitan Life (Travelers Insurance) 3.00%, due 9/30/08	4,412,331	4,412,331
2,212,139	Metropolitan Life (Travelers Insurance) 3.24%, due 3/31/07	2,212,139	2,212,139
25,981,713	Bank of America 5.19%, due 3/31/10 **	25,981,713	25,981,713
24,842,588	JP Morgan Chase 2.83%, due 10/14/12 **	24,842,588	24,842,588
19,283,264	UBS 5.66%, due 11/30/20 **	19,283,264	19,283,264
	Total Insurance Contracts	$236,882,438	$236,882,438
	Participant Loans		
33,940,746	Participant Loans * Interest rates ranging from 5% to 11.5% with maturities ranging from 1 month to 5 years	$33,940,746	$33,940,746
	Mutual Funds		
4,120,808	American Century Ultra Fund	$120,085,711	$123,995,104
4,414,194	Brandywine Fund	120,593,429	137,237,286
1,442,100	Dodge & Cox Balanced Fund	103,860,811	117,300,382
40,989,547	Dreyfus Cash Management Fund *	40,989,547	40,989,547
3,707,261	Fidelity Growth & Income Fund	137,826,220	127,529,790
6,347,470	Pimco Total Return Fund	68,031,495	66,648,436
2,521,322	American Europacific	79,584,117	102,441,296
721,395	Vanguard S&P 500 Fund	74,949,465	82,246,277
	Total Mutual Funds	$745,920,795	$798,388,118
	Self-Directed Brokerage Account	$10,873,280	$11,583,044
	Total Investments	$1,233,764,852	$1,311,889,299

* Represents a party-in-interest.
** Detail attached

Schedule I

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2005

Synthetic GIC Details

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2005

FCM Core Bond

Holdings Detail by Sector-Equity

December 31, 2005

WELLINGTON MANAGEMENT

Contract: Bank of America
ccount ID: 0044
eporting Currency Code: USD
ortfolio Manager: Trust Company

Security	Shares or Par Value	Unit Cost	Unit Price	Cost	Market Value	Pct Asset Class	Pct Total	Yield
ixed Income Securities								
oled Vehicles								
WTC-CIF II CoreBd S1	2,138,173	13.073	12.680	27,952,558	27,112,029	100.00	100.00	5.10
tal Pooled Vehicles				27,952,558	27,112,029	100.00	100.00	5.10
otal Fixed Income Securities				27,952,558	27,112,029	100.00	100.00	5.10
tal Assets				27,952,558	27,112,029		100.00	5.10

ırket Value for Fixed Income and Cash Equivalents Includes estimated Accrued Interest.
ıld number represents Dividend Yield for Equity Securities and Yield to Maturity for Fixed Income Securities.
ıld totals are market value weighted averages.
ıdicates a non-zero value that rounds to zero.
is information is confidential and the recipient agrees to use this information solely for the lawful and appropriate purpose(s) intended by the parties.

Total Investments:	27,112,029
Wrapper Contract:	(1,130,316)
Total Contract Value:	25,981,713

Contract: JP Morgan Chase

401 (K) SAVINGS PLAN
December 31, 2005

CUSIP	Quantity	Description	Coupon	Maturity	Moody's/S&P/Fitch	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
		STIF FUNDS									
	198,706.72	CASH			/		198,706.72		198,706.72	6,637	
	198,706.72						198,706.72		198,706.72	6,637	0
		FLOATERS									
92922FL48	0.01	WAMU 2005-AR6 2AB3	4.308	04/25/2045	Aaa/AAA/	100.00	0.01	99.77	0.01	0	0
	0.01						0.01		0.01	0	0
		US TSY & AGCY									
912810EM6	1,750,000.00	US TREASURY BONDS	7.250	08/15/2022	Aaa/AAA/	128.23	2,244,029.38	130.26	2,279,513.25	126,875	47,578
9128272M3	125,000.00	US TSY INFLATION NOTES	3.375	01/15/2007	Aaa/AAA/	126.92	158,653.15	126.65	158,307.19	4,219	1,937
9128277L0	365,000.00	US TREASURY	4.875	02/15/2012	Aaa/AAA/	102.71	374,900.00	102.70	374,852.45	17,794	6,673
912828BQ2	325,000.00	US TREASURY	3.375	11/15/2008	Aaa/AAA/	97.32	316,285.15	97.35	316,380.03	10,969	1,394
	2,565,000.00						3,093,867.68		3,129,052.91	159,856	57,582
		MTG PASS THRUS									
3128NCN42	199,978.72	FH HYBRID ARM 1G0411	5.018	11/01/2035	Aaa/AAA/	98.64	197,252.45	99.46	198,901.12	10,035	836
31371KMJ7	122,730.04	FNMA DWARF 254261	6.500	04/01/2017	Aaa/AAA/	105.27	129,192.55	102.77	126,135.03	7,977	665
31371KP88	58,049.72	FNMA 254347	7.000	06/01/2032	Aaa/AAA/	104.88	60,884.17	104.39	60,596.62	4,063	339
31377ESD2	273,653.44	FNMA DUS 375016	6.990	03/01/2007	Aaa/AAA/	103.48	283,167.17	101.08	276,600.18	19,128	1,594
31377LGQ0	325,098.32	FNMA DUS 380107	6.350	02/01/2008	Aaa/AAA/	108.67	353,291.56	101.81	330,981.46	20,644	1,720
31377MRZ6	122,738.45	FNMA DUS 381304	5.850	02/01/2009	Aaa/AAA/	100.33	123,141.18	101.70	124,825.61	7,180	598
31377MSN2	91,046.70	FNMA DUS 381325	5.990	02/01/2009	Aaa/AAA/	100.48	91,487.72	102.01	92,875.95	5,454	454
31377NTK5	329,170.73	FNMA DUS 382254	7.560	01/01/2013	Aaa/AAA/	118.88	391,301.71	112.92	371,709.97	24,885	2,074
31377PPX6	289,469.63	FNMA DUS 383038	6.320	01/01/2011	Aaa/AAA/	109.34	316,516.95	104.83	303,452.28	18,294	1,525
31377PR22	184,486.86	FNMA DUS 383105	6.200	01/01/2011	Aaa/AAA/	107.91	199,087.26	104.42	192,650.25	11,438	953
31377PTQ7	315,000.00	FNMA DUS 383159	6.250	02/01/2011	Aaa/AAA/	116.69	367,565.62	105.98	333,823.11	19,688	1,641
31377RE97	213,657.20	FNMA DUS 384560	5.540	12/01/2008	Aaa/AAA/	106.22	226,943.99	100.77	215,297.74	11,837	986
31385JNH7	280,762.28	FNMA DUS 545892	5.247	10/01/2012	Aaa/AAA/	100.67	282,637.68	101.07	283,778.39	14,732	1,228
31402C2D3	110,623.43	FNMA DUS 725372	7.287	12/01/2010	Aaa/AAA/	119.89	132,620.91	108.64	120,178.92	8,061	672
31407BVF3	263,999.81	FNMA ARM 826014	4.992	07/01/2035	Aaa/AAA/	98.83	260,916.38	99.17	261,813.02	13,179	1,098
31407N4S9	220,860.68	FNMA ARM 836133	5.359	09/01/2035	Aaa/AAA/	100.71	222,439.49	99.93	220,698.55	11,836	986
36220HK90	20,908.36	GNMA 278520	8.300	01/15/2020	Aaa/AAA/	105.25	22,006.05	108.07	22,596.49	1,735	145
36225CK21	99,556.79	G2 80312	4.500	08/20/2029	Aaa/AAA/	103.13	102,667.96	100.14	99,697.10	4,480	373
TBA033905	145,000.00	FNMA DWARF TBA (JPM-JAN)	4.500	01/01/2021	Aaa/AAA/	96.25	139,562.50	97.31	141,105.30	6,525	544
TBA034205	110,000.00	FNMA DWARF TBA (UBS-JAN)	4.500	01/01/2021	Aaa/AAA/	96.64	106,304.69	97.28	107,009.10	4,950	413
TBA035605	625,000.00	FHLMC GOLD TBA (GCM-JAN)	5.000	01/01/2036	Aaa/AAA/AAA	96.55	603,437.50	96.78	604,881.25	31,250	2,604
TBA734205	230,000.00	FNMA DWARF TBA (GS-JAN)	5.000	01/01/2021	Aaa/AAA/	98.52	226,603.91	98.91	227,483.80	11,500	958
TBA834205	190,000.00	FNMA DWARF TBA (UBS-JAN)	5.000	01/01/2021	Aaa/AAA/	98.52	187,179.69	98.91	187,921.40	9,500	792
TBA934205	215,000.00	FNMA DWARF TBA (LEH-JAN)	5.000	01/01/2021	Aaa/AAA/	98.52	211,808.59	98.91	212,647.90	10,750	896
TBB034205	660,000.00	FNMA TBA (BS-JAN)	5.500	01/01/2036	Aaa/AAA/	98.61	650,828.32	99.00	653,400.00	36,300	3,025
TBB134205	90,000.00	FNMA TBA (GS-JAN)	5.500	01/01/2036	Aaa/AAA/	98.63	88,769.53	99.00	89,100.00	4,950	413
TBB434205	120,000.00	FNMA TBA (GCM-JAN)	5.500	01/01/2036	Aaa/AAA/	98.66	118,387.50	99.00	118,800.00	6,600	550
TBB534205	365,000.00	FHLMC GOLD TBA (FOB-JAN)	5.000	01/01/2036	Aaa/AAA/	96.49	352,183.59	96.78	353,251.56	18,250	1,521
TBB634205	285,000.00	FNMA TBA (CITI-JAN)	5.500	01/01/2036	Aaa/AAA/	98.67	281,214.84	99.00	282,150.00	15,675	1,306
TBB734205	205,000.00	FNMA TBA (DMG-JAN)	5.500	01/01/2036	Aaa/AAA/	98.66	202,245.31	99.00	202,950.00	11,275	940
TBB934205	685,000.00	FNMA TBA (FOB-JAN)	5.500	01/01/2036	Aaa/AAA/	98.69	676,009.37	99.00	678,150.00	37,675	3,140

Contract: JP Morgan Chase

401 (K) SAVINGS PLAN
December 31, 2005

	7,446,791.16						7,607,656.14		7,495,462.10	419,847	34,987
				MTG CMOS							
05947U2R8	320,000.00	BACM 2005-5 A4	5.115	09/10/2015	Aaa/AAA/AAA	100.51	321,618.54	99.61	318,749.57	16,368	1,364
05947UVC9	280,000.00	BACM 2004-3 A5	5.304	06/10/2039	Aaa/AAA/	101.44	284,025.00	101.94	285,426.79	14,852	1,238
05947UXM5	345,000.00	BACM 2004-5 A2	4.176	11/10/2041	Aaa/AAA/	98.96	341,401.76	97.21	335,391.54	14,407	1,201
05949A4R8	245,000.00	BOAMS 2005-D 2A7	4.796	05/25/2035	Aaa/AAA/	99.77	244,438.71	98.20	240,587.53	11,750	979
05949A6H8	245,000.00	BOAMS 2005-E 2A6	4.729	05/25/2015	Aaa/AAA/	99.79	244,483.20	97.59	239,099.96	11,587	966
07383FFN3	161,930.51	BSCMS 2001-TOP2 A1	6.080	02/15/2035	Aaa/AAA/	104.95	169,951.15	101.39	164,187.92	9,845	820
07387AEG6	210,327.46	BSARM 2005-9 A1	4.625	10/25/2035	Aaa/AAA/AAA	98.33	206,819.26	98.13	206,398.37	9,728	811
126694LU0	144,966.42	CWHL 2005-22 2A1	5.355	11/25/2035	Aaa/AAA/AAA	99.94	144,881.49	99.83	144,720.41	7,762	647
225470NK5	250,000.00	CSFB 2005-C6 A4	5.230	10/15/2015	Aaa/AAA/AAA	99.85	249,622.75	100.18	250,442.50	13,075	1,090
31392BTF3	220,000.00	FNR 2002-5 PJ	6.000	10/25/2021	Aaa/AAA/	104.45	229,796.87	102.52	225,538.68	13,200	1,100
31393RPW4	232,972.54	FHR 2630 HA	3.000	01/15/2017	Aaa/AAA/	94.58	220,341.06	94.59	220,372.73	6,989	582
31394ACF1	205,000.00	FNW 2004-W9 1A2	5.950	09/25/2043	Aaa/AAA/	102.86	210,861.72	100.31	205,632.92	12,198	1,016
31394ALE4	235,000.00	FNW 2004-W8 1A3	5.303	06/25/2044	Aaa/AAA/	101.31	238,075.20	99.67	234,217.45	12,462	1,039
31394TX75	280,000.00	FHR 2764 UD	5.000	01/15/2029	Aaa/AAA/	97.19	272,125.00	98.60	276,080.00	14,000	1,167
31394VAR1	130,000.00	FNR 2005-121 AJ	4.500	07/25/2032	Aaa/AAA/	96.19	125,043.75	97.09	126,213.48	5,850	488
31394WDA3	130,000.00	FHR 2773 EB	4.500	08/15/2013	Aaa/AAA/	102.02	132,620.31	99.10	128,829.81	5,850	488
31394XQ82	230,000.00	FHR 2780 LD	5.000	03/15/2029	Aaa/AAA/	99.56	228,993.75	98.47	226,490.64	11,500	958
31395AMK8	350,000.00	FHR 2807 ND	5.500	04/15/2029	Aaa/AAA/	102.37	358,285.16	100.04	350,147.35	19,250	1,604
31396EJR8	150,000.00	FHR 3063 YE	5.500	10/15/2034	Aaa/AAA/	98.05	147,082.03	99.02	148,531.43	8,250	688
31396G2E0	250,000.00	FHR 3083 UB	4.500	06/15/2032	Aaa/AAA/	96.42	241,054.69	97.00	242,492.45	11,250	938
36228CPR8	192,950.49	GSMS 2003-C1 A1	2.904	01/10/2040	Aaa/AAA/AAA	99.04	191,104.91	97.21	187,569.78	5,603	467
362341FN4	250,000.00	GSR 2005-AR4 3A5	4.800	05/25/2034	Aaa/AAA/	100.31	250,771.47	97.67	244,162.50	12,000	1,000
362341RZ4	217,134.86	GSR 2005-AR6 3A1	4.560	09/25/2034	Aaa/AAA/AAA	99.18	215,353.68	98.08	212,970.21	9,902	825
396789DS5	209,087.23	GCCFC 2003-C1 A1	2.310	07/05/2035	Aaa/AAA/	95.63	199,947.82	95.91	200,537.55	4,830	402
45660LLP2	215,136.34	INDX 2005-AR7 4A1	5.301	06/25/2035	Aaa/AAA/AAA	99.04	213,069.02	99.15	213,307.68	11,404	950
52108HAS3	149,882.42	LBUBS 2000-C3 A1	7.950	07/15/2009	Aaa/AAA/AAA	112.20	168,161.03	102.56	153,722.35	11,916	662
52108HPN8	260,000.00	LBUBS 2003-C1 A4	4.394	03/15/2032	Aaa/AAA/	98.28	255,528.91	95.85	249,201.65	11,424	635
52108HYK4	270,000.00	LBUBS 2004-C1 A4	4.568	01/15/2031	Aaa/AAA/	96.74	261,203.91	96.15	259,613.10	12,334	685
52108HZY3	245,000.00	LBUBS 2004-C2 A4	4.367	03/15/2036	Aaa/AAA/	97.99	240,071.29	94.83	232,334.36	10,699	594
59020USH9	251,845.31	MLMI 2005-A2 A1	4.497	02/25/2035	Aaa/AAA/	99.28	250,035.16	98.15	247,189.50	11,327	944
59022HCQ3	175,000.00	MLMT 2003-KEY1 A4	5.236	11/12/2035	Aaa/AAA/AAA	100.86	176,510.74	100.39	175,678.97	9,163	764
61745MGJ6	220,000.00	MSCI 98 XL1 A3	6.480	06/03/2030	Aaa/AAA/AAA	105.76	232,678.91	102.52	225,536.85	14,256	1,188
61746WH29	230,000.00	MSC 2003-T11 A4	5.150	06/13/2041	Aaa/AAA/	103.73	238,589.06	99.80	229,540.02	11,845	987
92922F3J5	255,000.00	WAMU 2005-AR12 1A4	4.844	10/25/2035	Aaa/AAA/AAA	98.77	251,859.52	97.96	249,805.65	12,351	1,029
92922FM21	245,000.00	WAMU 2005-AR5 A6	4.683	05/25/2035	Aaa/AAA/	99.22	243,089.59	97.87	239,787.45	11,472	956
92922FW38	330,000.00	WAMU 2005-AR10 1A2	4.847	09/25/2035	Aaa/AAA/	98.52	325,101.56	97.93	323,175.60	15,996	1,333
94981WAL9	240,000.00	WFMBS 2004-S A7	3.540	09/25/2034	Aaa/AAA/	95.63	229,500.00	96.07	230,556.58	8,497	708
94983EAH6	220,000.00	WFMBS 2005-AR12 2A5	4.321	07/25/2035	Aaa/AAA/	98.70	217,146.88	96.94	213,259.20	9,507	792
	8,791,233.58						8,771,244.86		8,657,500.50	424,699	34,103
				ASSET BACKED							
12489WNM2	285,000.00	CBASS 2005-CB6 AF2	4.842	09/23/2035	Aaa/AAA/AAA	100.00	284,996.07	99.65	283,993.95	13,800	1,150
693401AH4	220,000.00	PERF 2005-2, A-3	5.120	12/25/2014	Aaa/AAA/AAA	99.98	219,955.56	101.14	222,512.31	11,264	2,065
760985JL6	174,023.39	RAMP 2002-RS2 A5	6.030	03/01/2032	Aaa/AAA/	103.15	179,496.96	100.08	174,161.29	10,494	874
921796MD7	150,000.00	VMF 2002-B A3	4.700	10/07/2018	Aaa/AAA/	99.99	149,988.53	98.70	148,055.87	7,050	588
	829,023.39						834,437.12		828,723.41	42,607	4,677

Contract: JP Morgan Chase

401 (K) SAVINGS PLAN
December 31, 2005

					CORPORATES							
00184AAC9	150,000.00	AOL TIME WARNER INC		7.625	04/15/2031	Baa1/BBB+/BBB+	114.43	171,651.50	111.70	167,542.50	11,438	2,415
00209AAG1	75,000.00	AT&T WIRELESS SERVICES		8.125	05/01/2012	Baa2/A/A	99.09	74,314.50	115.69	86,766.38	6,094	1,016
013716AU9	125,000.00	ALCAN INC		6.125	12/15/2033	Baa1/BBB+/A-	101.93	127,406.25	102.71	128,388.63	7,656	340
013817AD3	250,000.00	ALCOA INC		6.500	06/01/2011	A2/A-/A	106.14	265,356.00	106.87	267,180.75	16,250	1,354
05564EBA3	100,000.00	BRE PROPERTIES		7.125	02/15/2013	Baa2/BBB/BBB	102.18	102,176.00	109.38	109,383.30	7,125	2,692
064057BE1	200,000.00	BANK OF NEW YORK		3.750	02/15/2008	Aa3/A+/AA-	99.31	198,620.00	97.75	195,508.40	7,500	2,833
097023AS4	125,000.00	BOEING CO		6.625	02/15/2038	A3/A/A+	94.74	118,422.00	116.78	145,975.00	8,281	3,128
12189TAU8	200,000.00	BURLINGTON NORTH SANTA FE		5.900	07/01/2012	Baa2/BBB+/	109.95	219,900.00	104.57	209,136.20	11,800	5,900
144141CS5	100,000.00	CAROLINA POWER AND LIGHT		6.500	07/15/2012	Baa1/BBB/BBB+	99.96	99,960.00	107.28	107,281.90	6,500	2,997
14912L2F7	240,000.00	CATERPILLAR FINANCIAL		3.700	08/15/2008	A2/A/A+	100.00	240,000.00	97.39	233,726.88	8,880	3,355
233835AT4	100,000.00	DAIMLERCHRYSLER NA HLDG		7.300	01/15/2012	A3/BBB/BBB+	100.71	100,709.00	108.03	108,032.60	7,300	3,366
268766BF8	90,000.00	EQUITY OFFICE PROPERTIES		6.800	01/15/2009	Baa2/BBB+/BBB+	99.55	89,598.60	104.63	94,167.90	6,120	2,822
31331FAX9	20,604.96	FEDERAL EXPRESS 98-1A		6.720	01/15/2022	A2/A+/	103.12	21,247.20	109.28	22,517.82	1,385	638
354613AD3	200,000.00	FRANKLIN RESOURCES INC.	FIN OTHE	3.700	04/15/2008	A2/A/	97.24	194,484.00	97.47	194,938.00	7,400	1,562
36962GWB6	250,000.00	GENERAL ELEC CAP CORP		6.125	02/22/2011	Aaa/AAA/	109.39	273,462.55	105.32	263,301.75	15,313	5,487
38143UAA9	175,000.00	GOLDMAN SACHS GROUP		3.875	01/15/2009	Aa3/A+/AA-	99.78	174,606.25	97.14	170,002.00	6,781	3,127
441812FY5	150,000.00	HOUSEHOLD FINANCIAL CORP		6.400	06/17/2008	A1/A/AA-	100.33	150,489.50	103.22	154,833.30	9,600	373
494550AJ5	100,000.00	KINDER MORGAN ENER PART		7.400	03/15/2031	Baa1/BBB+/BBB+	111.40	111,400.00	115.54	115,538.60	7,400	2,179
577778BE2	100,000.00	MAY DEPT STORES		7.450	09/15/2011	Baa1/BBB/BBB+	106.02	106,020.00	110.19	110,191.40	7,450	2,194
577778BH5	150,000.00	MAY DEPT STORES		6.700	09/15/2028	Baa1/BBB/BBB+	110.45	165,672.00	105.34	158,015.70	10,050	2,959
59018YUH2	170,000.00	MERRILL LYNCH & CO		4.125	09/10/2009	Aa3/A+/AA-	99.67	169,430.50	97.11	165,088.53	7,013	2,162
617446HW2	100,000.00	MORGAN STANLEY		3.625	04/01/2008	Aa3/A+/AA-	99.86	99,864.00	97.47	97,472.90	3,625	906
61746BAL0	150,000.00	MORGAN STANLEY		3.875	01/15/2009	Aa3/A+/AA-	99.20	148,804.50	97.13	145,690.50	5,813	2,680
635405AM5	130,000.00	NATIONAL CITY CORP		6.875	05/15/2019	A2/A-/A+	111.46	144,900.55	113.43	147,460.30	8,938	1,142
693476AL7	95,000.00	PNC FUNDING CORP		6.125	02/15/2009	A3/BBB+/A-	92.04	87,437.95	103.28	98,115.15	5,819	2,198
693476AP8	100,000.00	PNC FUNDING CORP		7.500	11/01/2009	A3/BBB+/A-	111.55	111,551.00	108.80	108,798.90	7,500	1,250
78387GAH6	175,000.00	SBC COMMUNICATIONS INC		5.875	02/01/2012	A2/A/A	99.05	173,334.00	102.94	180,149.20	10,281	4,284
852060AD4	175,000.00	SPRINT CAPITAL CORP		6.875	11/15/2028	Baa2/A-/BBB+	84.57	148,002.00	109.60	191,792.83	12,031	1,537
905530AR2	100,000.00	UNION CAMP		6.500	11/15/2007	Baa2/BBB/BBB	109.60	109,603.00	102.19	102,194.10	6,500	831
92344UAA3	200,000.00	VERIZON NEW JERSEY INC		5.875	01/17/2012	A1/A+/A+	97.45	194,890.00	101.03	202,055.20	11,750	5,353
	4,295,604.96							4,393,312.85		4,481,248.60	249,591	73,081
					BOND FUNDS							
55273C107	8,400.00	MFS INTERMED. INCOME TR		0.000			6.18	51,934.68	6.23	52,332.00		
552939100	22,500.00	MFS GOVT MARKETS INCOME TR		0.440			6.29	141,511.65	6.50	146,250.00	9,900	
746853100	8,400.00	PUTNAM PREMIER INCOME TRUST		0.000			6.08	51,030.00	6.07	50,988.00		
746909100	8,600.00	PUTNAM MASTER INT INCOME TRUST		0.000			6.04	51,913.66	6.07	52,202.00		
79550V109	3,100.00	SALOMON BROTHERS INFL MGMT		0.000			16.91	52,407.98	17.13	53,103.00		
95766Q106	4,400.00	WA/CLAY US TREAS INFL PROTECT		0.000			11.85	52,147.04	12.01	52,844.00		
95766R104	4,400.00	WESTERN ASSET/CLAY US TREAS I		0.000			11.70	51,494.19	11.87	52,228.00		
	59,800.00							452,439.20		459,947.00	9,900	0
	24,186,159.82							25,351,664.58		25,250,639.26	1,313,137	204,431

Market Value:	**25,250,639.26**
Accrued Income:	**204,430.80**
Total Market Value:	**25,455,070.06**

Total Investments:	25,455,070
Wrapper Contract:	(612,482)
Total Contract Value:	24,842,588

FIDUCIARY CAPITAL MANAGEMENT, INC. HOLDINGS

As of December 31, 2005

Asset Name	Current Alloc	Quantity	Current Price	Current Value	Total Cost	Unrealized Gain/Loss
JPMORGAN PRIME MONEY MKT FD CAPITAL	0.80%	156,771.48	100.00%	$156,771.48	$156,771.48	$0.00
AIG SUNAMERICA GLOBA 5.100% 1/17/07	0.20%	45,000.00	100.19%	$45,084.15	$46,851.30	($1,767.15)
ALBERTSONS INC 6.950% 8/01/09	0.20%	35,000.00	101.14%	$35,398.65	$35,757.75	($359.10)
ALCOA INC 4.250% 8/15/07	0.20%	30,000.00	99.01%	$29,703.60	$29,901.00	($197.40)
AMERICAN EXPRESS CR 3.000% 5/16/08	0.30%	65,000.00	95.84%	$62,293.40	$64,877.15	($2,583.75)
AOL TIME WARNER INC 6.750% 4/15/11	0.10%	25,000.00	105.01%	$26,252.25	$26,450.50	($198.25)
ASSOCIATES CORP N A 8.150% 8/01/09	0.60%	100,000.00	110.40%	$110,399.00	$110,106.00	$293.00
AT & T BROADBAND COR 8.375% 3/15/13	0.10%	25,000.00	115.75%	$28,937.00	$29,381.75	($444.75)
AT & T WIRELESS SVCS 7.875% 3/01/11	0.20%	35,000.00	112.21%	$39,272.10	$35,633.25	$3,638.85
BACM 05-6-ASB 5.182% 9/10/47	0.30%	50,000.00	100.38%	$50,190.00	$50,171.85	$18.15
BANK AMER CORP 7.800% 2/15/10	0.40%	80,000.00	110.43%	$88,343.20	$88,092.80	$250.40
BEAR ST 05-PWR9-AAB 4.804% 9/15/42	0.10%	25,000.00	98.06%	$24,515.50	$25,136.43	($620.93)
BEAR STEARNS COS INC 4.500% 10/28/10	0.20%	40,000.00	97.62%	$39,049.20	$39,959.60	($910.40)
BELLSOUTH CORP 6.000% 10/15/11	0.20%	35,000.00	103.95%	$36,383.90	$35,229.95	$1,153.95
BP CDA FIN CO 3.625% 1/15/09	0.10%	30,000.00	96.95%	$29,085.30	$29,837.10	($751.80)
BRITISH TELECOMMUNIC 8.375% 12/15/10	0.20%	35,000.00	113.84%	$39,842.60	$42,157.80	($2,315.20)
CAPITAL ONE 02-B-A4A 3.320% 4/15/09	0.40%	84,252.83	99.32%	$83,679.91	$84,247.93	($568.02)
CARMAX AUTO 05-1-A3 4.130% 5/15/09	0.60%	110,000.00	99.04%	$108,948.40	$109,988.45	($1,040.05)
CAROLINA PWR & LT CO 5.125% 9/15/13	0.30%	65,000.00	99.74%	$64,827.75	$64,418.25	$409.50
CATERPILLAR FINL MTN 3.450% 1/15/09	0.10%	25,000.00	95.92%	$23,980.00	$23,908.25	$71.75
CHEVRONTEXACO CAP 3.500% 9/17/07	0.20%	40,000.00	97.96%	$39,185.20	$39,821.20	($636.00)
CIT GROUP INC 5.500% 11/30/07	0.10%	20,000.00	100.98%	$20,196.40	$19,948.40	$248.00
CNH EQUIP 03-B-A4B 3.380% 2/15/11	0.20%	50,000.00	97.55%	$48,776.50	$49,999.87	($1,223.37)
COCA COLA ENTERPRISE 4.375% 9/15/09	0.20%	40,000.00	98.48%	$39,392.00	$39,428.40	($36.40)
CONSTELLATION ENERGY 7.000% 4/01/12	0.20%	35,000.00	109.11%	$38,187.80	$35,581.00	$2,606.80
CONTINENTAL 92-2-A2 7.056% 3/15/11	0.10%	20,000.00	102.68%	$20,536.00	$17,600.00	$2,936.00
CONTINENTAL 99-2-A1 7.256% 9/15/21	0.10%	10,635.39	101.65%	$10,811.30	$8,986.91	$1,824.39
COUNTRYWIDE HOME MTN 5.500% 2/01/07	0.20%	45,000.00	100.49%	$45,218.70	$47,803.95	($2,585.25)
CREDIT SUISSE FIRST 6.125% 11/15/11	0.30%	65,000.00	104.97%	$68,233.10	$62,446.80	$5,786.30
CWMBS 05-22-2A1 5.33501% 11/25/35	0.20%	48,322.14	99.77%	$48,210.03	$48,397.64	($187.61)
DAIMLER CHRYSLER NA 7.300% 1/15/12	0.30%	60,000.00	107.90%	$64,740.60	$63,189.00	$1,551.60
DIAGEO PLC 3.500% 11/19/07	0.10%	25,000.00	97.40%	$24,349.75	$24,947.75	($598.00)
DOMINION RES INC VA 6.250% 6/30/12	0.20%	40,000.00	104.62%	$41,848.40	$40,664.60	$1,183.80
DOW CHEM CO 6.125% 2/01/11	0.10%	25,000.00	104.71%	$26,178.00	$26,111.25	$66.75
DTE ENERGY CO 6.650% 4/15/09	0.20%	35,000.00	104.44%	$36,554.00	$34,950.30	$1,603.70
DUKE ENERGY CORP 5.625% 11/30/12	0.20%	35,000.00	102.57%	$35,900.55	$34,888.00	$1,012.55
EMERSON ELEC CO 4.500% 5/01/13	0.10%	25,000.00	97.14%	$24,284.50	$24,908.25	($623.75)
EOP OPER LP 6.750% 2/15/12	0.10%	25,000.00	106.12%	$26,530.75	$24,489.75	$2,041.00
EXELON GENERATION CO 6.950% 6/15/11	0.10%	25,000.00	107.82%	$26,956.00	$26,925.50	$30.50
FHLMC 5.750% 4/15/08	2.00%	385,000.00	102.16%	$393,300.60	$407,949.46	($14,648.86)
FHLMC MULTI 1246-J 7.500% 5/15/07	0.10%	18,163.47	100.02%	$18,167.28	$19,327.07	($1,159.79)
FHLMC MULTI 1254-N 8.000% 4/15/22	0.30%	53,248.90	99.83%	$53,157.84	$56,913.92	($3,756.08)
FHLMC MULTI 1492-ZA 8.000% 3/15/23	1.10%	207,286.74	104.62%	$216,853.02	$223,701.65	($6,848.63)
FHLMC MULTI 1536-J 6.500% 6/15/08	1.00%	200,000.00	101.02%	$202,034.00	$213,812.50	($11,778.50)
FHLMC MULTI 1607-A 6.000% 11/15/08	0.20%	37,439.04	100.79%	$37,735.56	$39,174.97	($1,439.41)
FHLMC MULTI 2055-OE 6.500% 5/15/13	0.70%	131,498.76	102.71%	$135,059.75	$136,861.46	($1,801.71)

FIDUCIARY CAPITAL MANAGEMENT, INC. HOLDINGS

As of December 31, 2005

Asset Name	Current Alloc	Quantity	Current Price	Current Value	Total Cost	Unrealized Gain/Loss
FHLMC MULTI 2102-TU 6.000% 12/15/13	0.70%	137,189.61	102.20%	$140,207.78	$139,376.07	$831.71
FHLMC MULTI 2115-PE 6.000% 1/15/14	0.80%	157,080.00	102.20%	$160,540.47	$156,810.00	$3,730.47
FHLMC MULTI 2317-VG 6.500% 4/15/31	0.10%	16,228.22	100.24%	$16,267.17	$16,973.70	($706.53)
FHLMC MULTI 2344-QG 6.000% 8/15/16	0.60%	124,311.55	102.41%	$127,304.97	$129,012.06	($1,707.09)
FHLMC MULTI 2419-VG 6.500% 12/15/12	0.30%	50,424.65	100.16%	$50,507.04	$52,315.77	($1,808.73)
FHLMC MULTI 2423-MC 7.000% 3/15/32	0.80%	157,263.67	103.72%	$163,113.88	$163,554.21	($440.33)
FHLMC MULTI 2430-WF 6.500% 3/15/32	1.10%	200,000.00	104.67%	$209,336.00	$213,500.00	($4,164.00)
FHLMC MULTI 2435-VH 6.000% 7/15/19	0.50%	100,000.00	102.07%	$102,067.00	$108,375.00	($6,308.00)
FHLMC MULTI 2457-PE 6.500% 6/15/32	0.80%	160,000.00	102.64%	$164,225.60	$172,600.00	($8,374.40)
FHLMC MULTI 2458-OD 6.000% 4/15/16	0.50%	107,701.62	100.86%	$108,623.55	$112,548.19	($3,924.64)
FHLMC MULTI 2543-YX 6.000% 12/15/32	0.80%	160,000.00	102.12%	$163,385.60	$169,400.00	($6,014.40)
FHLMC MULTI 2617-GR 4.500% 5/15/18	0.70%	140,000.00	95.41%	$133,575.40	$131,468.75	$2,106.65
FHLMC MULTI 2636-Z 4.500% 6/15/18	0.60%	123,072.05	94.18%	$115,905.56	$118,790.65	($2,885.09)
FHLMC MULTI 2643-KG 4.000% 5/15/18	0.40%	80,315.15	99.46%	$79,882.25	$82,523.83	($2,641.58)
FHLMC MULTI 2686-GB 5.000% 5/15/20	0.60%	110,000.00	99.65%	$109,610.60	$110,825.00	($1,214.40)
FHLMC MULTI 2756-NA 5.000% 2/15/24	0.60%	118,281.68	98.85%	$116,919.08	$114,178.78	$2,740.30
FHLMC MULTI 2786-PC 4.500% 10/15/16	0.60%	125,000.00	98.03%	$122,537.50	$122,363.28	$174.22
FHLMC MULTI 2809-UB 4.000% 9/15/17	0.60%	135,000.00	94.39%	$127,426.50	$128,893.36	($1,466.86)
FHLMC MULTI 2931-DC 4.000% 6/15/18	0.60%	125,000.00	94.62%	$118,271.25	$120,219.73	($1,948.48)
FHLMC MULTI 3047-OB 5.500% 12/15/33	0.60%	115,000.00	101.12%	$116,292.60	$116,311.72	($19.12)
FHLMC MULTI T-54-2A 6.500% 2/25/43	0.30%	64,849.82	102.56%	$66,510.62	$68,690.15	($2,179.53)
FHLMC POOL #1B0129 6.02397% 9/01/31	0.50%	104,339.48	100.39%	$104,746.40	$109,004.67	($4,258.27)
FHLMC POOL #E01424F 4.000% 8/01/18	1.30%	268,043.08	95.49%	$255,959.70	$253,426.36	$2,533.34
FHLMC POOL #E01647F 4.000% 5/01/19	0.50%	102,796.93	95.59%	$98,267.70	$98,620.79	($353.09)
FHLMC POOL #G30234F 6.500% 11/01/22	0.50%	101,003.06	103.26%	$104,291.72	$105,548.20	($1,256.48)
FLEET CR CARD 01-B-A 5.600% 12/15/08	1.30%	250,000.00	100.36%	$250,892.50	$249,804.52	$1,087.98
FNMA 6.250% 2/01/11	0.90%	165,000.00	105.63%	$174,281.25	$176,627.34	($2,346.09)
FNMA POOL #254693A 5.500% 4/01/33	0.90%	186,671.75	99.27%	$185,303.45	$183,273.74	$2,029.71
FNMA POOL #254774A 5.500% 5/01/13	0.70%	131,132.38	100.92%	$132,336.18	$137,689.02	($5,352.84)
FNMA POOL #408002A 7.000% 4/01/20	0.20%	40,932.37	104.25%	$42,671.18	$42,748.73	($77.55)
FNMA POOL #535460A 8.000% 9/01/15	0.40%	82,139.39	106.79%	$87,715.01	$89,095.55	($1,380.54)
FNMA POOL #682424A 4.000% 7/01/18	0.40%	85,171.23	95.67%	$81,483.32	$82,549.54	($1,066.22)
FNMA POOL #721608A 4.000% 7/01/18	0.30%	57,727.55	95.67%	$55,227.95	$55,431.98	($204.03)
FNMA POOL #726128A 4.000% 7/01/18	0.30%	56,745.73	95.67%	$54,288.64	$54,489.19	($200.55)
FNMA POOL #729347A 4.000% 7/01/18	0.20%	36,634.03	95.67%	$35,047.78	$35,489.23	($441.45)
FNMA POOL #734741A 4.000% 10/01/18	0.20%	39,679.06	95.67%	$37,960.96	$38,153.90	($192.94)
FNMA POOL #756216A 5.000% 1/01/34	0.30%	64,725.60	97.24%	$62,940.47	$64,432.32	($1,491.85)
FNMA POOL #763795A 5.000% 2/01/34	0.60%	127,113.26	97.09%	$123,412.99	$126,259.22	($2,846.23)
FNMA POOL #768005A 4.000% 9/01/13	0.60%	112,710.44	96.75%	$109,045.10	$110,896.50	($1,851.40)
FNMA REMIC 00-T6-A1 7.500% 6/25/30	1.60%	308,348.36	103.47%	$319,054.22	$312,508.25	$6,545.97
FNMA REMIC 01-T7-A1 7.500% 2/25/41	1.10%	216,933.25	104.33%	$226,335.14	$224,153.09	$2,182.05
FNMA REMIC 02-18-PC 5.500% 4/25/17	1.50%	300,000.00	101.88%	$305,628.00	$293,203.13	$12,424.87
FNMA REMIC 02-19-PE 6.000% 4/25/17	0.70%	140,000.00	102.60%	$143,637.20	$148,400.00	($4,762.80)
FNMA REMIC 02-1-HC 6.500% 2/25/22	0.50%	100,946.96	103.56%	$104,543.70	$106,562.14	($2,018.44)
FNMA REMIC 02-24-AJ 6.000% 4/25/17	1.00%	200,000.00	102.08%	$204,162.00	$215,750.00	($11,588.00)
FNMA REMIC 02-3-OG 6.000% 2/25/17	0.80%	150,000.00	103.15%	$154,722.00	$149,437.50	$5,284.50
FNMA REMIC 02-61-PE 5.500% 5/25/16	1.30%	250,000.00	100.57%	$251,435.00	$256,328.13	($4,893.13)

Contract: UBS

401 (K) SAVINGS PLAN
December 31, 2005

FIDUCIARY CAPITAL MANAGEMENT, INC. HOLDINGS

As of December 31, 2005

Asset Name	Current Alloc	Quantity	Current Price	Current Value	Total Cost	Unrealized Gain/Loss
FNMA REMIC 03-113-PC 4.000% 3/25/15	0.90%	175,000.00	97.08%	$169,895.25	$170,953.13	($1,057.88)
FNMA REMIC 03-81-LC 4.500% 9/25/18	0.70%	140,000.00	95.75%	$134,043.00	$132,650.00	$1,393.00
FNMA REMIC 03-83-PGS 5.000% 6/25/23	0.80%	170,000.00	98.11%	$166,787.00	$164,953.13	$1,833.87
FNMA REMIC 03-84-GC 4.500% 5/25/15	0.90%	185,000.00	98.28%	$181,819.85	$183,525.78	($1,705.93)
FNMA REMIC 04-42-BY 4.500% 6/25/19	0.60%	135,000.00	94.83%	$128,024.55	$128,967.19	($942.64)
FNMA REMIC 04-76-CL 4.000% 10/25/19	0.60%	125,000.00	91.82%	$114,776.25	$116,796.88	($2,020.63)
FNMA REMIC 04-81-AC 4.000% 11/25/19	0.70%	150,000.00	91.62%	$137,434.50	$138,632.81	($1,198.31)
FNMA REMIC 05-10-TB 5.000% 8/25/23	0.50%	100,000.00	98.34%	$98,343.00	$97,781.25	$561.75
FNMA REMIC 05-110-GJ 5.500% 11/25/30	0.60%	120,000.00	100.43%	$120,516.00	$120,468.75	$47.25
FNMA REMIC 05-110-GL 5.500% 12/25/35	0.50%	100,000.00	97.94%	$97,943.00	$97,187.50	$755.50
FNMA REMIC 05-48-OM 5.000% 3/25/30	0.40%	85,000.00	98.77%	$83,951.10	$83,525.78	$425.32
FNMA REMIC 05-68-PG 5.500% 8/25/35	0.70%	135,000.00	100.36%	$135,483.30	$137,262.30	($1,779.00)
FNMA REMIC 93-008-H 7.00% 1/25/08	0.10%	24,243.61	101.14%	$24,520.23	$25,683.07	($1,162.84)
FNMA REMIC 95-2-Z 8.500% 1/25/25	0.30%	46,954.64	105.77%	$49,663.92	$50,634.61	($970.69)
FNMA REMIC 99-17-C 6.350% 4/25/29	0.40%	75,015.44	103.29%	$77,483.45	$75,320.19	$2,163.26
FPL GROUP CAP INC 3.250% 4/11/06	0.30%	50,000.00	99.61%	$49,803.00	$49,959.00	($156.00)
GE CAP CORP MTN 3.500% 5/01/08	0.20%	45,000.00	97.14%	$43,710.75	$44,955.00	($1,244.25)
GE CAP CORP MTN 6.125% 2/22/11	0.20%	45,000.00	105.21%	$47,342.25	$48,350.25	($1,008.00)
GE CAP CORP MTN 6.750% 3/15/32	0.20%	30,000.00	117.39%	$35,215.50	$29,539.30	$5,676.20
GEORGIA PWR CO 5.125% 11/15/12	0.10%	25,000.00	100.74%	$25,183.75	$24,924.75	$259.00
GNMA REMIC 00-26-Z 7.750% 9/20/30	0.20%	30,500.91	102.47%	$31,255.50	$32,276.49	($1,020.99)
GNMA REMIC 01-60-VP 6.500% 7/20/17	1.10%	207,376.24	101.70%	$210,897.49	$214,699.22	($3,801.73)
GNMA REMIC 02-45-QE 6.500% 6/20/32	0.80%	160,000.00	104.98%	$167,972.80	$176,400.00	($8,427.20)
GNMA REMIC 97-7-ZA 9.000% 5/16/27	0.10%	24,343.25	105.55%	$25,694.79	$26,511.31	($816.52)
GNMA REMIC 99-44-ZG 8.000% 12/20/29	0.20%	36,585.17	104.92%	$38,384.79	$39,182.59	($797.80)
GOLDMAN SACHS GROUP 7.350% 10/01/09	0.20%	45,000.00	107.65%	$48,442.50	$47,279.70	$1,162.80
HANSON AUSTRALIA FDG 5.250% 3/15/13	0.10%	25,000.00	99.13%	$24,782.75	$24,860.00	($77.25)
HARTFORD FINL SVCS 4.700% 9/01/07	0.10%	25,000.00	99.41%	$24,853.25	$24,958.00	($104.75)
HOUSEHOLD 02-1-A4 4.390% 5/17/09	0.50%	102,540.15	99.78%	$102,315.59	$102,518.00	($202.41)
HOUSEHOLD FIN CORP 4.625% 1/15/08	0.30%	50,000.00	99.34%	$49,670.50	$49,748.50	($78.00)
HSBC FIN CORP 6.750% 5/15/11	0.40%	65,000.00	107.32%	$69,756.05	$63,346.40	$6,409.65
IBM MTN 5.390% 1/22/09	0.20%	35,000.00	101.57%	$35,548.10	$35,396.20	$151.90
INTERNATIONAL PAPER 5.850% 10/30/12	0.20%	40,000.00	101.47%	$40,586.80	$39,937.20	$649.60
INTL LEASE FINANCE 6.375% 3/15/09	0.20%	30,000.00	103.87%	$31,159.50	$29,691.30	$1,468.20
KENTUCKY PWR CO 5.500% 7/01/07	0.20%	30,000.00	100.62%	$30,186.90	$29,945.40	$241.50
LEGGETT & PLATT INC 4.700% 4/01/13	0.20%	35,000.00	97.43%	$34,098.75	$34,913.55	($814.80)
LEHMAN BROS MTN 6.625% 1/18/12	0.30%	50,000.00	107.97%	$53,983.50	$49,376.50	$4,607.00
MASTR 04-13-2A1 3.8176% 12/21/34	0.30%	53,533.36	97.58%	$52,235.18	$53,223.86	($988.68)
MBNA MASTER 02-C1-C1 6.800% 7/15/14	0.10%	25,000.00	107.78%	$26,944.75	$24,924.50	$2,020.25
MERRILL 05-MCP1-ASB 4.674% 6/12/43	0.30%	70,000.00	97.18%	$68,026.70	$70,382.11	($2,355.41)
MERRILL LYNCH MTN 3.700% 4/21/08	0.20%	40,000.00	97.43%	$38,971.20	$39,958.40	($987.20)
MGIC INVT CORP 6.000% 3/15/07	0.20%	35,000.00	101.00%	$35,350.00	$36,688.75	($1,338.75)
ML TR 47-Z 8.985% 10/20/20	0.30%	50,027.98	106.87%	$53,463.90	$54,608.67	($1,144.77)
MONSANTO CO NEW 7.375% 8/15/12	0.10%	25,000.00	112.43%	$28,107.50	$24,787.25	$3,320.25
MORGAN STANLEY DEAN 6.600% 4/01/12	0.50%	85,000.00	107.49%	$91,363.95	$84,558.85	$6,805.10
NATIONAL CITY BK MTN 4.625% 5/01/13	0.30%	60,000.00	97.22%	$58,332.00	$59,953.20	($1,621.20)
NATIONAL RURAL UTILS 6.000% 5/15/06	0.50%	100,000.00	100.46%	$100,462.00	$100,974.00	($512.00)

401 (K) SAVINGS PLAN
December 31, 2005

FIDUCIARY CAPITAL MANAGEMENT, INC. HOLDINGS

As of December 31, 2005

Asset Name	Current Alloc	Quantity	Current Price	Current Value	Total Cost	Unrealized Gain/Loss
NEW YORK LIFE MTN 5.375% 9/15/13	0.30%	60,000.00	102.69%	$61,611.60	$59,797.20	$1,814.40
NEW YORK TEL CO 6.000% 4/15/08	0.40%	80,000.00	100.90%	$80,723.20	$80,844.00	($120.80)
ONCOR ELEC DELIVERY 7.000% 9/01/22	0.10%	25,000.00	111.15%	$27,787.00	$24,914.75	$2,872.25
PHH CORP 7.125% 3/01/13	0.10%	25,000.00	105.59%	$26,397.00	$25,240.40	$1,156.60
PHILLIPS PETE CO 8.750% 5/25/10	0.30%	50,000.00	115.03%	$57,515.00	$61,322.00	($3,807.00)
POPULAR NORTH AM MTN 6.125% 10/15/06	0.20%	30,000.00	100.57%	$30,169.80	$32,991.90	($2,822.10)
POTASH CORP 4.875% 3/01/13	0.10%	20,000.00	97.51%	$19,502.60	$19,887.60	($385.00)
PROCTER & GAMBLE CO 4.300% 8/15/08	0.30%	55,000.00	98.89%	$54,386.75	$54,967.55	($580.80)
PSEG PWR LLC 7.750% 4/15/11	0.10%	25,000.00	110.72%	$27,679.50	$27,186.60	$492.90
SCRIPPS E W CO OHIO 5.750% 7/15/12	0.20%	45,000.00	103.28%	$46,477.80	$44,717.85	$1,759.95
SLM CORP MTN 5.375% 1/15/13	0.30%	50,000.00	101.39%	$50,694.50	$49,964.50	$730.00
SPRINT CAP CORP 6.000% 1/15/07	0.20%	30,000.00	100.98%	$30,293.40	$27,862.50	$2,430.90
SPRINT CAP CORP 7.625% 1/30/11	0.10%	25,000.00	110.27%	$27,568.25	$27,602.00	($33.75)
STATE STR CORP 7.650% 6/15/10	0.30%	50,000.00	111.71%	$55,856.00	$59,471.00	($3,615.00)
SUNTRUST BKS INC 6.000% 2/15/26	0.20%	40,000.00	105.08%	$42,032.40	$43,424.80	($1,392.40)
TELE COMMUNICATIONS 9.800% 2/01/12	0.20%	35,000.00	120.64%	$42,223.65	$41,028.40	$1,195.25
TEXTRON FINL CORP 5.875% 6/01/07	0.20%	40,000.00	101.21%	$40,482.00	$39,988.40	$493.60
THOMPSON CORP 4.250% 8/15/09	0.20%	50,000.00	97.39%	$48,695.50	$49,562.50	($867.00)
TIME WARNER COS 8.180% 8/15/07	0.30%	50,000.00	104.60%	$52,301.50	$53,554.00	($1,252.50)
TOYOTA MTR CR MTN 2.800% 1/18/06	0.20%	35,000.00	99.94%	$34,979.35	$35,000.00	($20.65)
U S BANCORP MTN 3.125% 3/15/08	0.20%	50,000.00	96.57%	$48,284.50	$49,903.00	($1,618.50)
U S TREAS BD STRIPPED 11/15/09	1.70%	400,000.00	84.21%	$336,820.00	$261,776.00	$75,044.00
U S TREAS BDS 5.500% 8/15/28	0.60%	100,000.00	112.44%	$112,441.00	$103,031.25	$9,409.75
U S TREAS BDS 6.625% 2/15/27	1.90%	300,000.00	126.87%	$380,601.00	$342,219.72	$38,381.28
U S TREAS BDS 7.875% 2/15/21	0.70%	100,000.00	135.34%	$135,336.00	$123,214.84	$12,121.16
U S TREAS BDS 8.125% 8/15/19	0.70%	100,000.00	135.66%	$135,664.00	$124,371.09	$11,292.91
U S TREAS BDS 12.000% 8/15/13	1.80%	300,000.00	118.64%	$355,923.00	$411,053.91	($55,130.91)
U S TREAS INFL IDX 4.250% 1/15/10	1.30%	236,766.00	108.41%	$256,668.55	$232,103.94	$24,564.61
U S TREAS NTS 3.000% 2/15/08	1.00%	200,000.00	97.18%	$194,368.00	$199,406.25	($5,038.25)
U S TREAS NTS 3.250% 1/15/09	1.00%	200,000.00	96.82%	$193,648.00	$197,242.19	($3,594.19)
U S TREAS NTS 3.375% 9/15/09	1.50%	300,000.00	96.66%	$289,980.00	$294,164.06	($4,184.06)
U S TREAS NTS 3.375% 10/15/09	1.00%	200,000.00	96.57%	$193,132.00	$195,226.56	($2,094.56)
U S TREAS NTS 3.625% 7/15/09	2.20%	450,000.00	97.56%	$438,997.50	$446,132.81	($7,135.31)
U S TREAS NTS 6.500% 2/15/10	1.10%	200,000.00	107.87%	$215,742.00	$223,281.25	($7,539.25)
U S TREAS SEC STRIPPED 5/15/17	1.20%	395,000.00	59.56%	$235,262.00	$230,292.10	$4,969.90
U S TREAS SEC STRIPPED 02/15/16	2.70%	850,000.00	63.43%	$539,129.50	$403,356.00	$135,773.50
U S TREAS SEC STRIPPED 05/15/11	0.80%	200,000.00	79.75%	$159,490.00	$142,497.00	$16,993.00
U S TREAS SEC STRIPPED 05/15/12	0.80%	200,000.00	75.93%	$151,862.00	$143,188.00	$8,674.00
U S TREAS SEC STRIPPED 08/15/13	0.70%	200,000.00	71.40%	$142,804.00	$106,964.00	$35,840.00
U S TREAS SEC STRIPPED 08/15/14	1.20%	350,000.00	68.03%	$238,094.50	$221,208.00	$16,886.50
U S TREAS SEC STRIPPED 11/15/12	1.10%	300,000.00	74.11%	$222,324.00	$200,352.00	$21,972.00
U S TREAS SEC STRIPPED 11/15/15	3.30%	1,000,000.00	64.39%	$643,930.00	$473,136.67	$170,793.33
U S VET AFF 98-1-2E 7.000% 9/15/27	1.00%	193,012.03	103.88%	$200,493.18	$209,779.95	($9,286.77)
UNION PAC CORP 6.500% 4/15/12	0.10%	25,000.00	107.56%	$26,888.75	$24,794.00	$2,094.75
UNIONBANCAL CORP 5.750% 12/01/06	0.20%	40,000.00	100.19%	$40,077.60	$39,605.60	$472.00
UNITED MEXICAN MTN 7.500% 4/08/33	0.10%	20,000.00	118.40%	$23,680.00	$19,707.20	$3,972.80
UNITED MEXICAN STS 6.375% 1/16/13	0.10%	20,000.00	106.25%	$21,250.00	$20,199.30	$1,050.70

Contract: UBS

FIDUCIARY CAPITAL MANAGEMENT, INC. HOLDINGS

As of December 31, 2005

Asset Name	Current Alloc	Quantity	Current Price	Current Value	Total Cost	Unrealized Gain/Loss
VIACOM INC 7.700% 7/30/10	0.20%	45,000.00	107.94%	$48,573.45	$48,487.50	$85.95
WACHOVIA 04-C15-A2 4.039% 10/15/41	0.20%	45,000.00	96.57%	$43,456.05	$45,223.62	($1,767.57)
WASHINGTON MUTUAL IN 4.200% 1/15/10	0.20%	45,000.00	96.83%	$43,571.25	$44,931.15	($1,359.90)
WELLS FARGO & CO NEW 4.950% 10/16/13	0.20%	35,000.00	99.43%	$34,798.75	$34,926.15	($127.40)
WELLS FARGO 04-7-2A2 5.000% 7/25/19	0.40%	71,137.61	98.53%	$70,092.60	$71,515.52	($1,422.92)
WELLS FARGO 04-EE- 3.98839% 1/25/35	0.40%	82,446.01	97.46%	$80,347.76	$81,892.06	($1,544.30)
WEYERHAEUSER CO 6.750% 3/15/12	0.20%	35,000.00	106.14%	$37,148.65	$35,116.90	$2,031.75
WFMBS 04-S-A5 3.54023% 9/25/34	0.30%	60,000.00	96.17%	$57,699.00	$58,621.88	($922.88)
Cash	0.80%			$156,771.48	$156,771.48	$0.00
Fixed Income	99.20%			$19,627,225.30	$19,220,970.04	$406,255.26
TOTAL	**100.00%**			**$19,783,996.78**	**$19,377,741.52**	**$406,255.26**

Total Investments:	19,783,997
Wrapper Contract:	(500,733)
Total Contract Value:	19,283,264